January 24, 2025

Gao Lianquan
Chief Executive Officer
Premium Catering (Holdings) Ltd
6 Woodlands Walk
Singapore 738398

       Re: Premium Catering (Holdings) Ltd
           Registration Statement on Form F-1
           Filed January 21, 2025
           File No. 333-284366
Dear Gao Lianquan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Henry Schlueter